Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	329	602	693	666	618
Plus: Loss from equity investees	9	—	—	—	—
Less: Capitalized interest	3	(3)	(2)	(4)	(3)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	341	599	691	662	615
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	323	301	368	330	297
Interest component of rental expense (a)	8	7	6	6	6

Total fixed charges	331	308	374	336	303

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	672	907	1,065	998	918
Ratio of earnings to fixed charges	2.0	2.9	2.8	3.0	3.0

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.